EXHIBIT 99.2

Announcements
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
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Update—Routine Transaction in Own Shares announcements in the period to August 2, 2022
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July 12, 2022
Ferguson Share Repurchase Program - Weekly Report
Ferguson plc (NYSE: FERG, LSE: FERG) (the “Company”) announces today that it purchased a total of 221,442 of its ordinary shares in the period from July 4, 2022 up to and including July 8, 2022 in connection with its $2 billion share repurchase program.
Aggregated information about the purchases carried out during this period

Trading day	Aggregate daily volume (in number of shares)	Daily weighted average purchase price of the shares	Trading venue
July 4, 2022	56,068	9,012.0000	XLON
July 5, 2022	71,936	8,902.1610	XLON
July 6, 2022	20,681	9,075.4288	XLON
July 7, 2022	22,844	9,227.2068	XLON
July 8, 2022	49,913	9,272.8158	XLON

The Company intends to hold these shares in treasury. Including shares which have been purchased but not yet settled, the Company holds 20,523,713 shares in treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 211,647,469. The figure of 211,647,469 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure Guidance and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, and the Commission Delegated Regulation (EU) 2016/1052, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0828S_1-2022-7-11.pdf
For further information please contact:
Brian Lantz, Vice President IR and Communications              +1 224 285 2410
Pete Kennedy, Director of Investor Relations                      +1 757 603 0111

July 19, 2022
Ferguson Share Repurchase Program - Weekly Report
Ferguson plc (NYSE: FERG, LSE: FERG) (the “Company”) announces today that it purchased a total of 262,513 of its ordinary shares in the period from July 11, 2022 up to and including July 15, 2022 in connection with its $2 billion share repurchase program.
Aggregated information about the purchases carried out during this period

Trading day	Aggregate daily volume (in number of shares)	Daily weighted average purchase price of the shares	Trading venue
July 11, 2022	64,155	9,264.6591	XLON
July 12, 2022	49,261	9,256.0000	XLON
July 13, 2022	78,584	9,118.0000	XLON
July 14, 2022	66,657	9,120.3284	XLON
July 15, 2022	3,856	9,367.0236	XLON

The Company intends to hold these shares in treasury. Including shares which have been purchased but not yet settled, the Company holds 20,786,226 shares in treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 211,384,956. The figure of 211,384,956 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure Guidance and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, and the Commission Delegated Regulation (EU) 2016/1052, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8871S_1-2022-7-18.pdf
For further information please contact:
Brian Lantz, Vice President IR and Communications              +1 224 285 2410
Pete Kennedy, Director of Investor Relations                      +1 757 603 0111

July 26, 2022
Ferguson Share Repurchase Program - Weekly Report
Ferguson plc (NYSE: FERG, LSE: FERG) (the “Company”) announces today that it purchased a total of 69,330 of its ordinary shares in the period from July 18, 2022 up to and including July 22, 2022 in connection with its $2 billion share repurchase program.
Aggregated information about the purchases carried out during this period

Trading day	Aggregate daily volume (in number of shares)	Daily weighted average purchase price of the shares	Trading venue
July 18, 2022	1,945	9,525.2410	XLON
July 20, 2022	40,359	9,645.1809	XLON
July 21, 2022	20,496	9,745.6152	XLON
July 22, 2022	6,530	9,935.8305	XLON

The Company intends to hold these shares in treasury. Including shares which have been purchased but not yet settled, the Company holds 20,855,556 shares in treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 211,315,626. The figure of 211,315,626 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure Guidance and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, and the Commission Delegated Regulation (EU) 2016/1052, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6563T_1-2022-7-25.pdf
For further information please contact:
Brian Lantz, Vice President IR and Communications              +1 224 285 2410
Pete Kennedy, Director of Investor Relations                      +1 757 603 0111

August 2, 2022
Ferguson Share Repurchase Program - Weekly Report
Ferguson plc (NYSE: FERG, LSE: FERG) (the “Company”) announces today that it purchased a total of 223,021 of its ordinary shares in the period from July 25, 2022 up to and including July 29, 2022 in connection with its $2 billion share repurchase program.
Aggregated information about the purchases carried out during this period

Trading day	Aggregate daily volume (in number of shares)	Daily weighted average purchase price of the shares	Trading venue
July 25, 2022	29,910	9,925.4455	XLON
July 26, 2022	13,117	9,640.0000	BATE
July 26, 2022	72,706	9,640.0000	XLON
July 27, 2022	43,827	9,586.0000	XLON
July 28, 2022	657	9,769.0389	XLON
July 29, 2022	62,804	10,209.7976	XLON

The Company intends to hold these shares in treasury. Following the purchase of these shares (including those purchased but not yet settled), the number of shares held by the Company in treasury will be 21,078,577
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 211,092,605. The figure of 211,092,605 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure Guidance and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, and the Commission Delegated Regulation (EU) 2016/1052, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5330U_1-2022-8-1.pdf
In addition, in accordance with DTR 5.5.1R, the Company confirms that following further purchases of its shares on August 1, 2022 the percentage of voting rights attributable to the shares the Company holds in treasury is now 10.01 per cent.
For further information please contact:
Brian Lantz, Vice President IR and Communications              +1 224 285 2410
Pete Kennedy, Director of Investor Relations                      +1 757 603 0111